UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
 (Amendment No. 1)

CHINA TRANSINFO TECHNOLOGY CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

169453 10 7
(CUSIP Number)

SAIF Partners III L.P.
Suite 2115, Two Pacific Place
88 Queensway
Admiralty, Hong Kong
+86-2918-2214

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2010
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP NO: 169453 10 7

1	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAIF Partners III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,151,152 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,151,152 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,151,152 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.25%

14	TYPE OF REPORTING PERSON
PN

CUSIP NO: 169453 10 7

1	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAIF III GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,151,152 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,151,152 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,151,152 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.25%

14	TYPE OF REPORTING PERSON
PN

CUSIP NO: 169453 10 7

1	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SAIF III GP Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,151,152 shares of Common Stock

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,151,152 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,151,152 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.25%

14	TYPE OF REPORTING PERSON
PN

CUSIP NO: 169453 10 7

1	NAMES OF REPORTING PERSONS
IRSIDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Andrew Y. Yan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,151,152 shares of Common Stock

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,151,152 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,151,152 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.25%

14	TYPE OF REPORTING PERSON
IN

This Amendment No. 1 amends certain information contained in the Schedule 13D filed by the Reporting Persons (as defined below) with respect to their ownership interests in China TransInfo Technology Corp. on July 29, 2008 (the "13D"). Capitalized terms used by not defined herein have the meanings ascribed in the 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this Amendment No. 1 is qualified in its entirety by the provisions of such Exhibits.

Item 1. Security and Issuer.

The name of the issuer is China TransInfo Technology Corp., a Nevada corporation (the "Company"), which has its principal executive offices at 9th Floor, Vision Building, No. 39 Xueyuanlu, Haidian District, Beijing, China 100191 This statement relates to the Company’s common stock, $0.001 par value per share (the "Common Stock").

Item 2. Identity and Background.

(a) This statement is jointly filed by SAIF Partners III L.P., a limited partnership formed under the laws of the Cayman Islands ("SAIF Partners"), SAIF III GP, L.P., a limited partnership formed under the laws of the Cayman Islands, ("SAIF GP"), SAIF III GP Capital Ltd., a limited liability entity corporation formed under the laws of the Cayman Islands ("SAIF Capital") and Andrew Y. Yan, a citizen of Hong Kong Special Administrative Region, the People’s Republic of China (collectively with the foregoing, the "Reporting Persons"). Andrew Y. Yan is the sole director and sole shareholder of SAIF Capital., which is the general partner of SAIF GP, which in turn is the general partner of SAIF Partners.

(b) The principal business address of each of the Reporting Persons is Suite 2115-2118, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong.

(c) The principal business of SAIF Partners is to make investments in companies in China and India. The principal business of SAIF GP and SAIF Capital is to serve as the general partners and advisers in the various investment vehicles, including SAIF Partners. The principal business of Andrew Y. Yan is acting as the sole director of SAIF Capital.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Andrew Y. Yan is a citizen of Hong Kong Special Administrative Region, the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Funds used for the purchase of the shares reported herein were derived from available capital of SAIF Partners. A total of $25.0 million was paid to acquire such shares.

Item 4. Purpose of Transaction.

The Reporting Persons initially received the securities covered by this statement pursuant to a certain Securities Purchase Agreement, dated July 17, 2008, by and among the Company, its then 95% owned Chinese subsidiary, Beijing PKU Chinafront High Technology Co., Ltd. and SAIF Partners (the "2008 Purchase Agreement"). Under the 2008 Purchase Agreement, the Company issued and sold to SAIF Partners 2,586,207 shares of the Company’s Common Stock at a price per share of $5.80 for an aggregate purchase price of $15.0 million.

On the same day, the Company and two major shareholders of the Company, Karmen Investment Holdings Limited and Leguna Verde Investments Limited (the "Major Shareholders"), entered into a voting agreement (the "Voting Agreement") with SAIF Partners, pursuant to which, among other things, the Company agreed to ensure the election of two new directors within a pre-defined period. One of these directors will be designated by SAIF Partners and the other will be a new independent director designated by the Company. In addition, under the Voting Agreement, SAIF Partners and the Major Shareholders agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that the individual designated by SAIF Partners will be elected as a director of the Company. In addition, the Major Shareholders will be subject to certain limitations regarding the disposition of their shares of the Company’s common stock.

On February 21, 2010, SAIF Partners entered into a Securities Purchase Agreement (the "2010 Purchase Agreement") with the Company, pursuant to which the Company , on February 24, 2010, sold to SAIF Partners a total of 1,564,945 shares of Common Stock for an aggregate purchase price of $10,000,000. The shares were priced at $6.39 per share.

The Reporting Persons acquired the shares of the Company pursuant to the above two Purchase Agreements for investment in the ordinary course of its business.

The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, strategy and future plans of the Company. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Company from time to time in open market or private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, the reaction of the Company to the Reporting Persons’ ownership of the Company’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Company at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide, or take such further actions with respect to their investment in the Company as they deem appropriate including, without limitation, engaging in short selling of or any hedging or similar transactions with respect to the shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as described above in this Item 4 or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, none of the Reporting Persons have any plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this statement, SAIF Partners beneficially owns 4,151,152 shares of the Common Stock of the Company, representing approximately 17.25% of the outstanding shares of the Common Stock of the Company. Andrew Y. Yan, SAIF Capital and SAIF GP may be deemed to be beneficial owners for purposes of filing this Schedule 13D/A, each of which disclaims beneficial ownership in such shares, except to the extent of their pecuniary interest therein. SAIF Partners may be deemed to have formed a "group" with the Major Shareholders and therefore all of the Reporting Persons may be deemed to have beneficial ownership over a total of 13,717,684 shares of the Company’s Common Stock, thus having beneficial ownership of approximately 56.99% of the shares of the Company’s Common Stock.

Notwithstanding the fact that SAIF Partners is a party to the Voting Agreement and as a result, the Reporting Persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of any securities held by any persons not a Reporting Person herein.

(b) By virtue of his direct and indirect control of SAIF Capital, SAIF GP and SAIF Partners, Andrew Y. Yan is deemed to have sole voting and dispositive powers with respect to the shares of Common Stock beneficially owned by SAIF Partners, as to which SAIF Capital, SAIF GP and SAIF Partners are deemed to have shared voting and dispositive powers.

In addition, by virtue of the Voting Agreement, the Reporting Persons may be deemed to have formed a "group" with the Major Shareholders. The group may be deemed to beneficially own all of the shares of the Company’s Common Stock beneficially owned by each member of the group, thus having beneficial ownership of 13,717,684 in the aggregate, or approximately 56.99%, of the shares of the Company’s Common Stock.

(c) Other than the transactions described Item 4 above, the Reporting Persons have not been involved in any transactions involving the securities of the Company in the last 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,151,152 shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current reports on Form 8-K filed by the Company on July 18, 2008 and February 23, 2010, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of Issuer’s Form 8-K filed July 18, 2008)

99.3	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 of Issuer’s Form 8-K filed July 18, 2008)

99.4	Voting Agreement (incorporated by reference to Exhibit 10.2 of Issuer’s Form 8-K filed July 18, 2008)

99.5	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of Issuer’s Form 8-K filed February 23, 2010)

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5 , 2010
SAIF PARTNERS III L.P.
SAIF III GP, L.P.
SAIF III GP CAPITAL LTD.

Signature	/s/ Andrew Y. Yan
Andrew Y. Wan, as Sole Director of SAIF II GP Capital Ltd., the General
Partner of SAIF III GP, L.P., the General Partner of SAIF Partners III LP

Andrew Y. Yan

Signature	/s/ Andrew Y. Yan